UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .

Commission file number 001-31978

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ASSURANT 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC.
260 Interstate North Circle SE
ATLANTA, GA 30339

Assurant 401(k) Plan
Financial Statements
and Supplemental Schedule
December 31, 2022

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Amounts are presented in United States of America (“U.S.”) dollars.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Assurant 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Assurant 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
June 22, 2023
We have served as the Plan’s auditor since 2000.

Assurant 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2022 and 2021
(in thousands)

	December 31,
	2022	2021
Assets
Investments, at fair value	$1,640,797	$1,973,224
Receivables:
Employer contributions	—	300
Notes receivable from participants	26,453	26,285
Total receivables	26,453	26,585
Total assets	1,667,250	1,999,809
Liabilities
Other payables	24	174
Net assets available for benefits	$1,667,226	$1,999,635

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022
(in thousands)

Year Ended December 31, 2022
Additions
Dividends	$32,478
Interest from notes receivable from participants	1,252

Contributions:
Employer	44,540
Employee	70,296
Total contributions	114,836

Other	6
Total additions	148,572
Deductions
Net depreciation in fair value of investments	374,708
Benefits paid to participants	134,943
Administrative expenses and other	847
Total deductions	510,498
Net decrease prior to transfers	(361,926)

Transfer in due to merger	29,517
Net decrease	(332,409)

Net assets available for benefits
Beginning of year	1,999,635
End of year	$1,667,226

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2022 and 2021

1. Description of the Plan
The following description of the Assurant 401(k) Plan (“the Plan”) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
a.General. The Plan is a contributory defined contribution retirement plan covering substantially all employees of Assurant, Inc. (the “Company”, “Employer” or “Plan Sponsor”) and its subsidiaries with participation by the employee on a voluntary basis. The Plan became effective June 21, 1983. The Plan Administrator is the Employer’s Benefit Plans Committee.
The Vanguard Fiduciary Trust Company (“Vanguard”) acts as the recordkeeper and Trustee of the Plan. The investments are held in a nondiscretionary trust (the “Trust”).
b.Contributions. Participants direct the investment of all contributions into various investment options offered by the Plan.
i.Employee Contributions - Employees are eligible to participate in the Plan 30 days after beginning employment. Eligible employees are automatically enrolled at a 3% pre-tax contribution rate. Employees have the option to elect a different contribution rate or to opt out of the automatic contributions. Additionally, employees who are contributing less than 6% to the Plan on a pre-tax basis are automatically enrolled in the annual increase program, which increases their pre-tax contribution rate on or after December 31 of each year by one percentage point until their pre-tax contribution rate reaches 6%. Employees have the option to opt out of the automatic annual increase program. Each participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such participant’s eligible compensation for each pay period up to an annual maximum of $20.5 thousand for 2022. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan could make an additional catch up contribution to the Plan up to an annual maximum of $6.5 thousand in 2022. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.
ii.Employer Contributions - Participants are immediately eligible for the Employer matching contribution, which is based on a uniform calculation of 100% of employee deferrals up to 6% of eligible pay contributed by the participant on a pre-tax basis. These contributions are made through the payroll process. To ensure that each eligible employee receives the maximum eligible Company match, the true-up Employer matching contribution is made at year end.
iii.Profit-Sharing Contributions - The Plan was amended in 2016 to allow the grant of discretionary profit-sharing contributions.
c.Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses and an allocation of administrative and investment management expenses.
d.Vesting. A participant becomes 100% vested in their Employer contribution account upon two years of vesting service. In addition, a participant becomes 100% vested when they reach normal or early retirement date, terminate by reason of total disability or if they die while employed by the Employer.
e.Participant Loans. Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50 thousand from their fund accounts, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1.0% above the prime rate (as reported by Reuters) in effect when the participant applies for the loan. At December 31, 2022, outstanding participant loans had interest rates ranging from 4.25% to 8.00%. Principal and interest are paid ratably through payroll deductions. Loan origination and annual maintenance fees on loans are paid by the loan participants.
f.Payment of Benefits. Upon retirement, death or disability, Plan participants or their beneficiaries are entitled to receive the total amount in the participant’s account. Upon termination of employment for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Employer contributions plus income (loss) accrued thereon, if any.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2022 and 2021

g.In-Service Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal of the vested account balance is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59½ withdrawals. Hardship withdrawals are available under certain circumstances for which the participant must provide documentation.
h.Forfeitures. Forfeited balances of terminated participants’ non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and Employer contributions. For the year ended December 31, 2022, the amount of forfeitures used to reduce administrative expenses and Employer contributions was $1.2 million. As of December 31, 2022, the remaining forfeitures balance was $1.5 million.
i.Plan mergers. On December 1, 2020, the Plan Sponsor acquired 100% of the outstanding shares of common stock of Hyla, Inc. (“Hyla”) The Company determined that Hyla could adopt the Plan on behalf of its eligible employees effective January 1, 2022. In connection with the acquisition, effective January 1, 2022, the Hyla, Inc. 401(k) Plan merged into the Plan. As a result of the merger, total assets of $15.1 million were transferred into the Plan during January 2022.
On December 17, 2020, the Plan Sponsor acquired 100% of the outstanding shares of common stock of EPG Insurance, Inc. (“EPG”) The Company determined that EPG could adopt the Plan on behalf of its eligible employees effective January 1, 2022. In connection with the acquisition, effective January 1, 2022, the EPG Insurance, Inc. Profit Sharing Plan merged into the Plan. As a result of the merger, total assets of $14.4 million were transferred into the Plan during January 2022.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared under the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
The Plan uses an exit price for its fair value measurements. An exit price is defined as the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Plan gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.
Investment securities are stated at fair value. Such investment securities are composed of shares of mutual funds, collective investment trusts and money market funds, all of which are valued at their year-end net asset value, and Assurant, Inc. common stock, which is valued at its year-end closing price. The net asset value is based on the closing market prices of the securities in the investment vehicle’s portfolio.
Participant Loans
Notes receivable from participants are related to participant loans and are stated at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Delinquent notes receivable are considered to be deemed distributions and reclassified as participant withdrawals based upon the terms of the Plan document.
Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.
Net depreciation in the fair value of investments includes realized gains/losses for securities sold as well as the change in unrealized gains/losses for securities held at year-end. Realized gains/losses from security transactions are recorded on the average cost method.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2022 and 2021

Payment of Benefits
Benefit payments are recorded when paid to participants. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2022.
3. Fair Value Measurements
The fair value measurements and disclosures guidance defines fair value and establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Plan has categorized its recurring fair value basis financial assets into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.
The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and takes into account factors specific to the asset.
The levels of the fair value hierarchy are described below:
•Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets that the Plan can access.
•Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset. The observable inputs are used in valuation models to calculate the fair value for the asset.
•Level 3 inputs are unobservable but are significant to the fair value measurement for the asset and include situations where there is little, if any, market activity for the asset. These inputs reflect the Plan’s own assumptions about the assumptions a market participant would use in pricing the asset.
A review of the fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain assets within the fair value hierarchy. In such instances, the transfer between levels is reported at the beginning of the reporting period.
The following table presents the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2022.

Financial Assets	Total	Level 1	Level 2	Level 3
(in thousands)
Mutual funds	$645,550	$645,550	$—	$—
Money market funds	133,426	133,426	—	—
Collective investment trusts	829,472	—	829,472	—
Assurant, Inc. common stock	32,349	32,349	—	—
Total financial assets	$1,640,797	$811,325	$829,472	$—

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2022 and 2021

The following table presents the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2021.

Financial Assets	Total	Level 1	Level 2	Level 3
(in thousands)
Mutual funds	$818,311	$818,311	$—	$—
Money market funds	125,302	125,302	—	—
Collective investment trusts	988,655	—	988,655	—
Assurant, Inc. common stock	40,956	40,956	—	—
Total financial assets	$1,973,224	$984,569	$988,655	$—
Three different valuation techniques can be used in determining fair value for financial assets: the market, income or cost approaches. The three valuation techniques described in the fair value measurements and disclosures guidance are consistent with generally accepted valuation methodologies. For all the classes of financial assets included in the above hierarchy, the Plan uses the market approach. The market approach valuation techniques use prices and other relevant information generated by market transactions involving identical or comparable assets. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date (such as for mutual funds, money market funds and common stock).
While not all three approaches are applicable to all financial assets, where appropriate, the Plan may use one or more valuation techniques. For the years ended December 31, 2022 and 2021, the application of the valuation technique applied to the Plan’s classes of financial assets has been consistent.
Level 1 Assets:
The Plan’s assets classified as Level 1 as of December 31, 2022 and 2021 consisted of mutual funds, money market funds and common stock that are publicly listed and/or actively traded in an established market.
Level 2 Assets:
The Plan’s assets classified as Level 2 as of December 31, 2022 and 2021 consisted of collective investment trusts established for employee benefit plans. Plan management has determined that the trusts have a readily determinable fair value because the trusts’ fair values are based on the end of day net asset value per unit which is published daily and observable to the Plan and its Participants through Vanguard’s online portal and is the basis for current transactions. The units of the trusts may be redeemed daily and there are no restrictions on redemptions.
The Plan Sponsor evaluates the following factors in order to determine whether the market for a financial asset is inactive. The factors include, but are not limited to:
•whether there are few recent transactions,
•whether little information is released publicly,
•whether the available prices vary significantly over time or among market participants,
•whether the prices are stale (i.e., not current), and
•the magnitude of the bid-ask spread.
Illiquidity did not have an impact in the fair value determination of the Plan’s financial assets as of December 31, 2022 and 2021.
The Plan Sponsor obtains one price for each investment. The Plan Sponsor reviews the month-end prices received from the Plan administrator for the Plan’s investments to validate that the month-end net asset value was used to price each investment. As a result of this analysis, if the Plan Sponsor determines that the month-end net asset value was not used by the Plan administrator to price the Plan’s investments based upon available market data, which happens infrequently, the price of the investment would be adjusted accordingly.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2022 and 2021

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2014, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification.
The Plan has been amended since receiving this determination letter. However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and that the Plan is qualified, and the related trust is therefore tax exempt. Since the trust is exempt from taxation, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2019.
5. Plan Termination
The Company reserves the right to terminate the Plan at any time, subject to Plan provisions, though no such termination is planned. Upon such termination of the Plan, the interest of each participant in the Trust will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the Trust. In the event of Plan termination, all participants would become 100% vested in all of their accounts.
6. Related Parties
Certain Plan investments are shares of collective investment trusts, mutual funds and money market funds managed by the Trustee and, therefore, the buying and selling of such investments would qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Trustee was $1,227.9 million, or 75%, and $1,410.0 million, or 71%, at December 31, 2022 and 2021, respectively. During 2022, the Plan’s allocated portion of interest and dividend income, realized gains (losses) and unrealized gains (losses) from investments managed by the Trustee was $19.1 million, $(21.7) million and $(218.2) million, respectively.
The Northern Trust Company, a Custodian of the Plan, manages a short-term collective investment trust fund held by the Plan and, therefore, the buying and selling of such investments would qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Custodian was $192 thousand at December 31, 2022. During 2022, the Plan’s allocated portion of interest and dividends from investments managed by the Custodian was not material.
For the year ended December 31, 2022, maintenance fees paid to Vanguard by Plan participants totaled $847 thousand. This amount is included as part of other deductions on the Statement of Changes in Net Assets Available for Benefits.
The Plan Sponsor pays for certain expenses related to the Plan, including asset management fees to registered investment companies other than Vanguard, audit fees and legal fees. Expenses that are paid by the Plan Sponsor are excluded from these financial statements.
A participant may change the investment of any portion of the participant’s account that is invested in Assurant, Inc. common stock into one or more other investment funds at any time in accordance with Plan rules. Participants of the Plan may transfer up to 25% of their current account balance into Assurant, Inc. common stock as well as allocate up to 25% of future contributions to Assurant, Inc. common stock.
Each participant who has any portion of their account invested in Assurant, Inc. common stock may elect to have dividends paid on Assurant, Inc. common stock held in their account either paid directly to the participant in cash or to have such dividends reinvested in Assurant, Inc. common stock. Each participant will always be 100% vested in any cash dividends that the participant elects to have either reinvested in Assurant, Inc. common stock or paid in cash to the participant. If a participant fails to make such an election, dividends paid on the Assurant, Inc. common stock will be reinvested in Assurant, Inc. common stock.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2022 and 2021

At December 31, 2022 and 2021, the Plan held 258,668 and 262,775 shares, respectively, of Assurant, Inc. common stock, with a fair value of $32.3 million and $41.0 million, respectively. For the year ended December 31, 2022, the Plan recorded dividend income of $702 thousand from the investment in Assurant, Inc. common stock.
7. Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. The market, credit, investment and liquidity risks associated with each of the investment securities in which the Plan invests are described in the prospectus and statements of additional information for each of the mutual funds and collective investment trusts (together, the “funds/trusts”). The Plan is subject to such risks as a result of its investment in the funds/trusts. It is reasonably possible that real, threatened or perceived changes to these risks could materially affect the account balances of participants and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
The price of securities held by the funds/trusts may decline in response to certain events, including those directly involving the companies whose securities are owned by the funds/trusts; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; cyber incidents; and currency, interest rate and commodity price fluctuations. The growth-oriented, equity-type securities generally purchased by the funds/trusts may involve large price swings and potential for loss.
Investments in securities issued by entities based outside the United States may be subject to the risks described above and may also be affected by foreign exchange; different accounting, auditing, financial reporting and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing countries.
Concentration of Investment Risk
At December 31, 2022, Plan participants’ accounts that are invested in Assurant, Inc. common stock are exposed to market risk since a significant change in stock price could cause large changes in Plan market values.
8. Reconciliation of Plan Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2022 and 2021.

	December 31,
	2022	2021
	(in thousands)
Net assets available for benefits per the financial statements	$1,667,226	$1,999,635
Add: Transfer in due to mergers recorded on Form 5500 (1)	—	29,517
Less: Deemed distributions (2)	(49)	(58)
Less: Employer contributions (3)	—	(300)
Net assets available for benefits per Form 5500	$1,667,177	$2,028,794

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2022 and 2021

The following is a reconciliation of the change in net assets available for benefits per the financial statements at December 31, 2022.

Year Ended December 31, 2022
(in thousands)
Change in net assets available for benefits per the financial statements	$(332,409)
Less: Transfer in due to mergers recorded on Form 5500 (1)	(29,517)
Add: Change in deemed distributions (2)	9
Add: Employer contributions (3)	300
Change in net assets available for benefits per Form 5500	$(361,617)
(1)Transfers in related to the mergers of the Hyla, Inc. 401(k) Plan and the EPG Insurance, Inc. Profit Sharing Plan legally merged into the Plan on January 1, 2022 but were recorded on the Form 5500 as of December 31, 2021.
(2)Deemed distributions are participant loans that are deemed uncollectible.
(3)Represents the employer contribution receivable as of December 31, 2021 that was paid in 2022.
9. Subsequent Events
On November 1, 2022, the Plan Sponsor acquired American Lease Insurance Agency Corporation (“ALI”). The Company determined that ALI could adopt the Plan on behalf of its eligible employees effective January 1, 2023. In connection with the acquisition, effective March 31, 2023, the American Lease Insurance Agency Corporation 401(k) Plan and Trust merged into the Plan. As a result of the merger, total assets of $328 thousand were transferred into the Plan during April 2023.
On December 29, 2022, The Consolidated Appropriations Act of 2023 (“the Act”) was enacted into law. The Act includes the retirement provisions referred to as “SECURE 2.0”. The Company is reviewing all provisions of the Act, and the Plan intends to adopt the provisions of SECURE 2.0 in accordance with the law.

Assurant 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2022
(in thousands except number of shares)

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Asset, Including Number of Shares/Units, Maturity Date and Rate of Interest	Current Value (1)
	Common stock
*	Assurant, Inc. stock	258,668 shares	$32,349
	Collective investment trusts
	AB US Large Cap Growth Collective Trust	6,735,908 shares	109,189
*	Northern Trust Collective Short Term Investment Fund	191,550 shares	192
*	Vanguard Target Retirement 2020 Trust I	653,503 shares	40,745
*	Vanguard Target Retirement 2025 Trust I	1,498,183 shares	95,839
*	Vanguard Target Retirement 2030 Trust I	1,780,695 shares	116,707
*	Vanguard Target Retirement 2035 Trust I	1,779,316 shares	121,438
*	Vanguard Target Retirement 2040 Trust I	1,328,885 shares	95,268
*	Vanguard Target Retirement 2045 Trust I	1,387,809 shares	101,713
*	Vanguard Target Retirement 2050 Trust I	866,565 shares	64,022
*	Vanguard Target Retirement 2055 Trust I	394,241 shares	35,521
*	Vanguard Target Retirement 2060 Trust I	299,787 shares	14,195
*	Vanguard Target Retirement 2065 Trust I	152,939 shares	4,455
*	Vanguard Target Retirement 2070 Trust I	8,393 shares	149
*	Vanguard Target Retirement Income Trust I	521,685 shares	30,039
	Total collective investment trusts		829,472
	Mutual funds
	American Funds EuroPacific Growth Fund	1,115,639 shares	54,700
	Diamond Hill Large Cap Fund	2,319,033 shares	67,391
	PIMCO Total Return Fund - Institutional	6,227,869 shares	52,688
	T. Rowe Price Small-Cap Stock Fund	4,033,919 shares	96,411
*	Vanguard Extended Market Index Fund	280,887 shares	28,327
*	Vanguard Growth and Income Fund	1,217,369 shares	95,758
*	Vanguard Institutional Index Fund	629,489 shares	202,456
*	Vanguard Total Bond Market Index Fund	3,074,508 shares	29,146
*	Vanguard Total International Stock Index Fund	167,593 shares	18,673
	Total mutual funds		645,550
	Money market fund
*	Vanguard Cash Reserves Federal Money Market Fund	133,425,567 shares	133,426
	Total investments		$1,640,797

*	Notes receivable from participants	Interest rates range from 4.25% to 8.00% with maturities from 2023 through 2032	$26,453
*Party-in-interest
(1)Cost information is not required for participant-directed investments and therefore is not included. All investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan

Date: June 22, 2023	By:	/s/ Stephanie Tobin
	Name:	Stephanie Tobin
	Title:	Vice President, Global Benefits and Member of the Benefit Plans Committee

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
23.1	Consent of Independent Registered Public Accounting Firm